Himalaya Shipping Ltd. (HSHP) – Approval issuance of shares

Hamilton, Bermuda, December 5, 2025

Reference is made to the announcements by Himalaya Shipping Ltd. (the "Company") regarding its share option program.

The Company has received exercise notice from a participant in the share incentive program and the board of directors has consequently resolved to issue 100,000 new shares. The shares will be issued to the option holder at a strike price of USD7.05 per share. In total, 100,000 options were exercised.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.